						Exhibit 12.1
PUGET ENERGY
STATEMENT SETTING FORTH COMPUTATIONS OF RATIOS OF
EARNINGS TO FIXED CHARGES
(Dollars in Thousands)

	Successor					Predecessor
					Period from	Period from
	12 Months				February 6, 2009	January 1, 2009
	Ended	Years Ended			through	through	Years Ended
	March 31,	December 31,			December 31,	February 5,	December 31,
	2013	2012	2011	2010	2009	2009	2008
Earnings Available For Fixed Charges:
Pre-tax income:
Income from continuing operations before income taxes	$495,784	$378,546	$157,050	$32,792	$256,056	$21,753	$214,835
AFUDC - equity	(22,687)	(25,469)	(32,430)	(12,677)	(4,108)	(69)	(2,627)
AFUDC - debt	(19,568)	(22,216)	(29,949)	(14,157)	(8,864)	(350)	(8,610)
Total	$453,529	$330,861	$94,671	$5,958	$243,084	$21,334	$203,598
Fixed charges:
Interest expense	$380,832	$392,216	$371,910	$321,167	$265,675	$17,291	$202,582
Other interest	22,687	25,469	32,430	12,677	4,108	69	2,627
Portion of rentals representative of the interest factor	10,424	10,251	8,767	5,391	9,131	1,081	11,775
Total	$413,943	$427,936	$413,107	$339,235	$278,914	$18,441	$216,984
Earnings available for combined fixed charges	$867,472	$758,797	$507,778	$345,193	$521,998	$39,775	$420,582

Ratio of Earnings to Fixed Charges	2.10x	1.77x	1.23x	1.02x	1.87x	2.16x	1.94x